UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-41401

Prenetics Global Limited

Unit 703-706, K11 Atelier King’s Road
728 King’s Road, Quarry Bay
Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”), shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File nos. 333-265284 and 333-276538) and Form S-8 (File Nos. 333-279019, 333-271552 and 333-267956) of Prenetics Global Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

DISCLOSURE OF RESULTS OF OPERATIONS

We hereby furnish the United States Securities and Exchange Commission with copies of the following information about our public disclosures regarding our unaudited financial results for the first quarter ended March 31, 2024, along with recent business updates.

APPOINTMENT OF DIRECTORS

As part of our strategic repositioning into a new business vertical of consumer health, we are pleased to announce the appointment of Ms. Kathryn Henry and Mr. David Eric Vanderveen as independent directors to our Board of Directors, effective June 13, 2024, and June 16, 2024, respectively. Their biographies are set out below:

Ms. Kathryn Henry

Ms. Henry is currently an independent director at Lululemon, where she has been a board member for more than 8 years and serves as a member of the Audit & Compensation Committee. She provides strategic consulting to consumer retail and technology companies, as well as venture capital, investment, and consulting firms seeking executive-level guidance.

Ms. Henry previously served as Chief Information Officer, Logistics & Distribution at Lululemon from 2010 to 2014, where she oversaw all global information and technology operations for the company.

Prior to joining Lululemon in 2010, Ms. Henry worked at Gap, Inc., where she served as Vice President and Chief Information Officer of International IT and Gap North America. She was responsible for the systems support of key international growth initiatives. Previously, she was Vice President of Dockers Business Divestiture and Vice President of Global IT Strategy & Development at Levi Strauss & Co.

Value Addition to Prenetics:

Ms. Henry’s extensive experience in leading global information and technology operations, especially in consumer retail and technology sectors, aligns perfectly with Prenetics' strategic positioning into consumer health. Her proven track record in strategic consultancy for technology companies, coupled with her deep understanding of international IT infrastructure, will be instrumental in driving Prenetics' technological advancements and operational efficiencies.

1.Strategic Leadership and Innovation: Ms. Henry’s background as a strategic consultant for retail and technology companies will provide Prenetics with cutting-edge insights and innovative strategies necessary for penetrating and expanding in the consumer health market.
2.Operational Excellence: Her experience overseeing logistics and distribution at Lululemon will be invaluable in optimizing Prenetics’ supply chain and distribution networks, ensuring efficient and reliable delivery of health solutions.
3.Technological Advancement: With her extensive experience as a chief information officer, Ms. Henry will guide Prenetics in leveraging advanced IT solutions to enhance consumer health platforms, ensuring robust, secure, and scalable technological infrastructure.
4.Global Expansion: Ms. Henry’s role in supporting key international growth initiatives at Lululemon and Gap, Inc. will support Prenetics in navigating and expanding its footprint in global markets, adapting to varying regulatory and consumer landscapes.
5.Governance and Compliance: Her governance experience from various leadership roles will strengthen Prenetics’ corporate governance framework, ensuring compliance with industry standards and fostering investor confidence.

By integrating Ms. Henry’s expertise, Prenetics will be well-positioned to achieve its strategic goals, driving innovation, operational efficiency, and global growth in the consumer health sector.

Mr. David Eric Vanderveen

Mr. Vanderveen has had a successful 30-year track record in beverage, nutrition, and technology, leading disruptive change at both private and public companies. From 2022 until recently, he was CEO of Nirvana Water Sciences, where he developed a team of industry beverage, functional beverage, and supplement experts to transform the brand, product portfolio, go-to-market strategy, and execution of the business.

From 2002 to 2015, Mr. Vanderveen was the founder and CEO of XS Worldwide, a company with a portfolio of energy drinks and sports nutrition products. XS partnered with Amway Corporation and became the fastest-growing business segment and category for the world’s largest direct seller, reaching annual sales over $400 million with distribution in more than 60 countries. XS was sold to Amway in 2015, where Mr. Vanderveen served as Vice President and Global General Manager for the XS brand, achieving maximum earn-out through 2018.

Mr. Vanderveen is also an advisor and limited partner at RX3 Growth Partners, a private equity firm that partners with consumer brands and other leading investment firms to maximize value by leveraging its unique influencer base of athletes, celebrities, and thought leaders, and is a general partner in LLB Global Fund, an international arbitration fund in partnership with French law firm, Lazareff Le Bars.

Value Addition to Prenetics:

Mr. Vanderveen’s extensive experience in the beverage, nutrition, and technology sectors, along with his proven track record in leading disruptive change, aligns seamlessly with Prenetics' strategic positioning into consumer health. His expertise will be instrumental in driving Prenetics' innovation, market expansion, and operational excellence.

1.Strategic Leadership and Innovation: Mr. Vanderveen’s background in founding and leading successful beverage and nutrition companies will provide Prenetics with innovative strategies and leadership essential for pioneering in the consumer health market.
2.Market Expansion and Growth: His experience in growing global brands and navigating post-acquisition transitions will support Prenetics in expanding its market presence and scaling its operations effectively across diverse global markets.
3.Product Development and Market Strategy: Mr. Vanderveen’s role in transforming brands and product portfolios will be invaluable in enhancing Prenetics’ product development processes and go-to-market strategies, ensuring the delivery of high-quality consumer health solutions.
4.Operational Excellence: With his experience in leading operational transformations at various companies, Mr. Vanderveen will guide Prenetics in optimizing its operations, improving efficiency, and achieving sustainable growth.
5.Influencer and Partner Leverage: His connections with RX3 Growth Partners and experience leveraging influencer bases will help Prenetics maximize value through strategic partnerships and marketing initiatives, enhancing brand visibility and consumer engagement.

By integrating Mr. Vanderveen’s expertise, Prenetics will be well-positioned to achieve its strategic goals, driving innovation, operational efficiency, and global growth in the consumer health sector.

FURTHER NOTE ON THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-279019)

In the explanatory note to our registration statement on Form S-8 (File No. 333-279019) filed with the Commission on May 1, 2024, we disclosed that we previously registered 5,557,230 Class A ordinary shares, par value $0.0001 per share (equivalent to 370,482 Class A ordinary shares, par value $0.0015 per share after our reverse stock split on November 14, 2024) that are or may become issuable under the Plan pursuant to our Registration Statement on Form S-8 (File No. 333-271552) filed with the Commission on May 1, 2023 ("2023 Registration Statement"). We hereby clarify that together with the Class A ordinary shares registered pursuant to our Registration Statement on Form S-8 (File No. 333-267956) filed with the Commission on October 20, 2023, the total number of Class A ordinary shares, previously registered was 25,332,509 Class A ordinary shares, par value $0.0001 per share (equivalent to 1,688,834 Class A ordinary shares, par value $0.0015 per share after our reverse stock split on November 14, 2024).

EXHIBIT INDEX

Exhibit 99.1 – Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Lo Hoi Chun
	Name:	Lo Hoi Chun
	Title:	Chief Financial Officer

Date: June 18, 2024